Aon plc
200 East Randolph Street
Chicago, IL 60601

May 14, 2012

FILED VIA EDGAR

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C.  20549-4628

RE:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-7933

Dear Mr. Rosenberg:

Aon plc (“Aon” or the “Company”) acknowledges receipt of the letter dated April 12, 2012 in the above-referenced matter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  In accordance with my discussions with members of the Staff and correspondence filed on April 20, 2012, the Company hereby submits its response.  For convenience, each of the Staff’s specific comments in the Comment Letter is reproduced below in italics with the Company’s response immediately following.

1.              We note that you have not yet filed the Part III information that is incorporated by reference into your Form 10-K.  We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response: We acknowledge that the Staff may have further comments regarding Part III. For your reference, this information was filed on April 18, 2012.

Item 1A. Risk Factors

Operational and Commercial Risks

We rely on complex information technology systems and networks ……page 19

2.              You disclose that you rely on the efficient and uninterrupted operation of complex information technology systems and networks.  You also disclose that all information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including computer viruses and security breaches, among others.  Please tell us whether you have experienced a computer virus, security breach, cyber attack or other computer related violation the past.  If you have experienced these types of events, tell us what consideration you gave to tailoring your risk factor disclosure to more clearly state that you have been subject to attacks in the past and to highlight the potential consequences of the types of attacks that are most concerning to you.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response: From time to time, we have experienced cybersecurity breaches. These breaches consist of computer viruses and similar information technology violations that have occurred in the ordinary course of business, and, from our review of these breaches, we believe these violations are similar to the risks faced by many issuers.  We have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, are material to the company, our operations, or our financial condition. When preparing the Company’s filing, we reviewed and considered the information included in the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 (“Topic 2 Guidance”).  After reviewing the Topic 2 Guidance and the risks that we face, management determined it to be prudent to include in its risk factors in Item 1A the risk titled “We rely on complex information technology systems and networks…” to alert users of these risks, as well as the more specific related risks resulting from the data we maintain relating to our employees, our clients and their employees, as more particularly set forth in the risk titled, “Improper disclosure of personal data…”  This risk factor sets forth the operational and reputational risks that we face due to the nature of the information that we collect and our use of complex information technology systems.  We believe these risk factors are adequate at this time. As facts and circumstances may change, we will continue to consider the Topic 2 Guidance to determine if additional disclosures are required or would be useful to a reader of the financial statements.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Principles and Practices Revenue Recognition, page 76

3.              Please provide us proposed disclosure to be included in future periodic reports that describe the “completion of the placement process” for brokerage commission revenue.

Response: We propose to include the following clarification in the Company’s Form 10-K filing for the year ended December 31, 2012: “For brokerage commissions, revenue is typically considered to be earned and realized or realizable at the completion of the placement process, assuming all other criteria required to recognize revenue have been met. The placement process is typically considered complete on the effective date of the related policy

10.   Income Taxes, page 99

4.              Regarding the “Taxes on International Operations” adjustment from the US statutory corporate tax rate reconciliation presented in your table, please provide disclosure to be provided in future periodic reports that explain how this adjustment is determined.  Also please disclose the impact on corporate income taxes as a result of changing the jurisdiction of incorporation to the U.K. and moving your headquarters to London.

Response: To address the Staff’s comment and provide clarity to users of our financial statements, we intend to disclose the following in our future annual filing for the year ended December 31, 2012.

“Prior to its redomestication on April 2, 2012, the Company determined the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each foreign jurisdiction and the U.S. statutory tax rate of 35 percent. Subsequent to the redomestication, the Company determines the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each foreign jurisdiction and the enacted U.K. statutory tax rate of [xx]* percent.  The Company does not currently derive a significant portion of its earnings in countries with low income tax rates that are not considered sustainable, such as through a tax holiday.  Changing the jurisdiction of incorporation from the U.S. to the U.K. provides the Company with an opportunity to develop tax planning strategies that are expected to lower the effective tax rate in future periods.”

Note: *The current enacted tax rate in the U.K. of 26 percent may be reduced to 24 percent by December 31, 2012. We intend to disclose the enacted rate as of December 31, 2012.

I hereby acknowledge on behalf of the Company that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                  Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions about the responses included here.

Sincerely,

/s/ Ram Padmanabhan

Ram Padmanabhan
Vice President, Chief Counsel — Corporate
and Company Secretary

cc:                                 Gregory C. Case, President and Chief Executive Officer — Aon plc

Peter Lieb, Executive Vice President and General Counsel — Aon plc